Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 1 DATED APRIL 23, 2025
TO THE PROSPECTUS DATED APRIL 15, 2025
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 15, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide a market update;
•to disclose the transaction price for each class of our common stock available in this offering as of May 1, 2025;
•to disclose the calculation of our March 31, 2025 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Market Update
The United States has recently announced changes to trade policy, including significant increases in tariffs on imports and the potential renegotiation or termination of existing trade agreements. Sharp shifts in tariff policies and the potential for global trade conflict and retaliatory actions have caused disruption and volatility in capital markets globally, particularly in public equities and fixed income markets. While private markets can be better insulated from extreme trading volatility, significant shifts in conditions and uncertainty generally increases risk profiles.

We believe that risks around economic growth and inflation have increased, particularly in the near term, but there is limited clarity on the net impact to overall demand, transaction volume and asset valuations. In certain scenarios, we could see tailwinds like lower interest rates and further reductions in new supply. The full impact of changing U.S. trade policy is difficult to assess at this time, and we will continue to carefully monitor developments and respond appropriately.

Attractive entry points and investment opportunities can emerge during periods of disruption, volatility and lower competition. As investors digest tariff implications, our portfolio selection remains focused on supply and demand fundamentals, credit quality and capital flows. With ample liquidity, low leverage at 21% and a steadfast discipline, we believe we have a compelling opportunity to access private real estate at what we believe is an inflection point.
May 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2025 (and repurchases as of April 30, 2025) is as follows:

Transaction Price (per share)
Class T	$26.4513
Class S	$26.5123
Class D	$26.4697
Class I	$26.6063
Class E	$28.2495

The May 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2025. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
March 31, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2025.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of March 31, 2025:

$ in thousands, except share/unit data
Components of NAV	March 31, 2025
Investments in real estate	$773,906
Investments in unconsolidated entities	148,708
Investments in real estate-related securities	57,253
Investment in commercial loan	12,168
Investment in affiliated fund	20,481
Cash and cash equivalents	140,800
Restricted cash	5,470
Other assets	9,670
Mortgage notes, revolving credit facility and financing obligation, net	(354,947)
Subscriptions received in advance	(1,345)
Other liabilities	(20,023)
Management fee payable	(412)
Accrued stockholder servicing fees	(16)
Non-controlling interests in joint-ventures	(169,797)
Net asset value	$621,916
Number of outstanding shares/units	22,670,877
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of March 31, 2025:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Operating Partnership Units(1)	Total
Net asset value	$16,723	$20,746	$23,189	$118,561	$34,849	$406,699	$1,149	$621,916
Number of outstanding shares/units	632,231	782,497	876,069	4,456,130	1,233,617	14,649,645	40,688	22,670,877
NAV Per Share/Unit as of March 31, 2025	$26.4513	$26.5123	$26.4697	$26.6063	$28.2495	$27.7617	$28.2495
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.3%	5.8%
Office	8.8%	7.3%
Industrial	8.2%	5.9%
Self-Storage	7.8%	5.8%
Multifamily	7.3%	5.5%
Student Housing	7.5%	5.8%
Retail	8.4%	7.3%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	1.9%	1.9%	1.8%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.7)%	(2.0)%	(1.8)%	(1.9)%	(1.8)%	(1.8)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.1%	2.9%	2.7%	3.0%	2.7%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.7)%	(2.5)%	(2.7)%	(2.5)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is our first follow-on offering and commenced on November 12, 2024. As of April 11, 2025, we have issued and sold in our public offering (1) 262,484 shares of our common stock (consisting of 4,339 Class T shares, 72,684 Class S shares, 14,590 Class D shares, 166,273 Class I shares and 4,598 Class E shares) in the primary offering for total proceeds of $7.0 million and (2) 34,476 shares of our common stock (consisting of 3,663 Class T shares, 6,740 Class S shares, 6,980 Class D shares, 14,020 Class I shares and 3,073 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.9 million. As of March 31, 2025, our aggregate NAV was $621.9 million. We intend to continue selling shares in our public offering on a monthly basis.